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SEC FILE NUMBER
8-   49386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South Fifth Street
(No. and Street)

Richmond   VA   23219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
         J. Elaine Altizer   804-644-6381

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                                                  Keiter
                      (Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd, Ste 300   Glen Allen   VA   23060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, J. Elaine Altizer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc. _____, as of December 31 _____, 20 11 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as

customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934

Pamela J. Prescott
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7140774
My Commission Expires
December 31, 2015

Notary Public

Signature

CFO/Secretary/Treasurer

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition and Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

December 31, 2011

SEC ID 8 – 49386

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



Your Opportunity Advisors

> Certified Public Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Table of Contents


Your Opportunity Advisors

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thompson Davis & Co., Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Keiter

February 10, 2012
Glen Allen, Virginia

**Certified Public
Accountants & Consultants**

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	81,908
Receivables from clearing broker		1,286,704
Property and equipment, net		129,043
Other assets		204,559
Total assets	$	1,702,214

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	24,239
Accrued liabilities		373,921
Total liabilities		398,160
Stockholders' equity:		
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		772,108
Retained earnings		531,946
Total stockholders' equity		1,304,054
Total liabilities and stockholders' equity	$	1,702,214

See accompanying notes to financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker/dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

Realized gains and losses are computed using the specific identification method.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Income taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.

1. **Summary of Significant Accounting Policies, Continued:**

    Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2008 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

    Subsequent Events: Subsequent to December 31, 2011, the Company executed an operating lease for office space. See Note 2. Management has evaluated subsequent events through February 10, 2012, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. **Related Parties:**

    The Company leases commercial office space from a partnership comprised principally of the stockholders of the Company, and agreed to a one-year lease which ended on December 31, 2009 and was leased on a month to month basis through December 31, 2011.

    In January 2012, the Company executed a new lease for the original space. The lease terminates in December 2017 and is payable in monthly installments of $8,203. Future minimum lease payments are $98,430 annually from 2012 through 2017.

    The Company has receivables of $17,482 from Seven Hills Capital Partners, LP for investment advisory fees and $18,398 from Seven Hills Capital Management, LLC for management services. Both receivables are included in other assets.

3. **Net Capital Requirements:**

    The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2011, the Company had net capital of $964,916, which was $714,916 in excess of required minimum net capital of $250,000. The Company's net capital ratio was .41 to 1.

4.   Employee Retirement Plan:

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code.   The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary match by the Company. The Company elected not to make contributions to the plan for 2011.

5.   Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 425,764
Leasehold improvements	77,168
	502,932
Less accumulated depreciation and amortization	(373,889)
Net property and equipment	$ 129,043

7.   Guarantees:

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.


Your Opportunity Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

In planning and performing our audit of the financial statement of Thompson Davis & Co., Inc. ("the Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.   A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 10, 2011
Glen Allen, Virginia